

May 15, 2013

Via E-mail
Charles Todd
President and Chief Executive Officer
Sport Stix Inc.
18101 Von Karman Avenue #140-121
Irvine, CA 92612

   Re: Sport Stix Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed May 1, 2013
     File No. 333-186355

Dear Mr. Todd:

   We have reviewed your amended registration statement and letter both filed May 1, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1. Please revise your assertion that Sport Stix "manufactures and distributes Sports Stix" to be consistent with your disclosure on page 11, which states that a third party, Conduit Flavor Company, will manufacture the electrolyte drink mix, and on page 13, which states that to date you have no sales or established distribution arrangements.

Description of Business, page 11

2. Please disclose when you expect to begin operations and the key assumptions underlying your proposed timeline for achieving a significant market share in Southern California, break-even cash flows and profitable operations.

<u>Management's Discussion and Analysis of Financial Condition</u>
<u>and Results of Operations, page 15</u>

3. Please provide disclosure that explains the factors determining the level and variation in your stock compensation expense for each period presented.

<u>Capital Resources and Financial Condition, page 15</u>

4. We note your response to our prior comment 10. Please file a copy of your agreement with Hallmark Venture Group, Inc.

<u>Financial Statements</u>
<u>Note 3—Capital Stock, page F-11</u>

5. Please refer to prior comment 13. Please explain to us your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013 instead of over next 12 months, the period when US Affiliated is expected to perform the related services under this arrangement. Refer us to the technical guidance upon which you relied.

6. Please refer to prior comment 14. Please disclose the information provided in your response. In particular, explain how you determined your initial fair market value of $0.25 per share and the circumstances prohibiting you from progressively bridging between the initial fair market value to your estimated IPO price.

<u>Note 7—Commitments and Contingencies, page F-13</u>

7. Please disclose the primary terms that you expect will govern your contractual arrangements with the Conduit Flavor Company, Hoss and Assemblies Unlimited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Senior Staff Accountant, at (202) 551-4364 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Dennis Brovarone, Esq.